February 18, 2025

I-Fa Chang
Sole Director
Aimfinity Investment Merger Sub I
c/o Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

Hsin-Ming Huang
Chief Executive Officer
Docter Inc.
14F-7, 597 Jiuru 2nd Rd
Sanmin District
Kaohsiung City, Taiwan

       Re: Aimfinity Investment Merger Sub I
           Registration Statement on Form F-4
           Filed February 3, 2025
           File No. 333-284658
Dear I-Fa Chang and Hsin-Ming Huang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 17, 2024 letter.
 February 18, 2025
Page 2
Registration Statement on Form F-4
Background of the Business Combination, page 107

1.     We note your response to comments 4 and 5, and your disclosure on page
114 that
       Docter "agreed to refine and reduce its projections provided in the initial valuation in terms of potential sales benchmarks, size of potential markets and growth rate." Please advise whether the financial projections disclosed on page 125 are the revised projections reflecting these recommendations, and if so, please further revise your disclosures on page 126 to provide a detailed discussion of any material changes from the initial projections prepared by Docter and shared by Mr. Huang in June 2023, including but not limited to the number of products expected to be sold, the unit price for such sales, and projected addressable markets and market sizes.
2. We note your disclosure on page 118 that "[f]ollowing separate discussions by and
       among Mr. Chang, Mr. Tian, Aimfinity   s CFO, Mr. Huang, and Mr. Guo
between
       December 13 to December 16, 2024, Docter engaged Mr. Guo on [December]
22,
       2024 as the financial advisor of Docter, who was tasked with the role to assist Mr.
       Huang in the preparation of updated projections of Docter   s financial
performance for
       fiscal years ended December 31, 2024 through December 31, 2034." Please disclose whether Mr. Guo was paid any fees in connection with his role as financial advisor to
       Docter.
3. We note your disclosure on page 118 that "[o]n January 8, 2025, Mr. Guo shared the updated financial projections of Docter for the fiscal years ended December 31, 2024 through December 31, 2034 to Mr. Chang and Mr. Tian," and that "the Aimfinity management decided to recommend to the Board that, based on the updated financial projections of Docter, Aimfinity should consider not to propose any change to the merger consideration of $60M." Please revise to discuss the factors underlying
       Aimfinity management's decision to recommend to the board that they should not consider any changes to the merger consideration.
Basis for the Recommendation of Aimfinity's Board of Directors -- Fairness Opinion, page
127

4.     We note your disclosure on page 119 that "[o]n January 29, 2025,
Newbridge
       delivered an updated Fairness Opinion and presentation to the Aimfinity Board, which considered, in part, the updated projections of profit and loss provided by Docter as of
       January 27, 2025... [and] provided, subject to its terms, assumptions and limitations, in relevant part, that the merger consideration of $60 million remain fair from a financial perspective to the unaffiliated shareholders of Aimfinity." Please revise, either on page 119 or under your discussion of the fairness opinion starting on page
       127, to provide a detailed explanation of how Newbridge considered the revised projections by Docter, and how they concluded that the revised projections did not impact their opinion that the $60 million valuation for Docter is fair from a financial perspective to unaffiliated shareholders of Aimfinity.
 February 18, 2025
Page 3
Certain Engagements in Connection with the Business Combination and Related Transactions, page 131

5. We note your amended disclosure that "[o]n November 22, 2024, US Tiger sent a notice to Aimfinity to notify of its intent to terminate the Business Combination
       Marketing Agreement and cease its involvement in the Business
Combination.
       However, the Business Combination Marketing Agreement requires mutual consent for the termination of the agreement and Aimfinity has not agreed to terminate the agreement." Please revise to briefly discuss why US Tiger ceased its involvement in the business combination and clarify whether Aimfinity plans to consent to terminate the agreement. Please also disclose any risks related to US Tiger's intent to terminate, if material.
Business Of Docter
Our Customers, page 146

6. We note your disclosure on page 148 that "in August of 2023, Docter entered into a
       memorandum of cooperation (the    MOC   ) with the Innovation Center for
       Computational Health, Massachusetts General Hospital, Harvard Medical School (the
          Innovation Center   ), pursuant to which Docter provided a small
number of
       DocterWatches to the Innovation Center in connection with its preliminary study and clinical trial in Taiwan studying Myalgic encephalomyelitis/chronic fatigue syndrome
       (   ME/CFS   ) and long COVID (the    Taiwan Clinical Trial   )." Please
revise to
       disclose any material, commercial terms pursuant to the MOC with the Innovation
       Center and file the MOC as an exhibit to the registration statement. Refer to Item
       601(b)(10) of Regulation S-K.
General

7. We note that your fee table includes disclosure that you are registering the "up to
       150,000 PubCo Ordinary Shares issuable to the Sponsor or its designees or affiliates, upon conversion of certain working capital notes or extension notes Aimfinity
       Investment Corp. I issued to the Sponsor or its designees or affiliates." We also note your disclosure that the working capital notes and monthly extension notes were issued pursuant to the exemption from registration contained under
Section 4(a)(2) of
       the Securities Act. Please provide us your analysis regarding why it is appropriate to register these securities as a primary issuance on this registration statement, or remove these shares from your registration statement. Please refer, in part, to Securities Act
       Sections Compliance and Disclosure Interpretations 134.03 and 139.09.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 February 18, 2025
Page 4

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Ze'-ev D. Eiger, Esq.
      Michael J. Blankenship, Esq.